ENTOURAGE MINING LTD.
(An Exploration Stage Company)

FINANCIAL STATEMENTS

     SEPTEMBER 30, 2004
(Unaudited)
(Stated in Canadian Dollars)

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
BALANCE SHEET
 (Unaudited)
(Stated in Canadian Dollars)

	SEPTEMBER	DECEMBER
	30	31
	2004	2003

ASSETS

Current
Cash	$454	$95,133
Advances and prepaid expenses	1,084	-
Goods and services tax receivable	22,496	11,569
	24,034	106,702
Capital Assets	7,155	-
	31,189	106,702

LIABILITIES

Current
Accounts payable and accrued liabilities	$148,660	$184,960
Accounts payable to related parties	138,435	152,240
	287,095	337,200

SHAREHOLDERS' DEFICIENCY

Capital Stock (Note 2)
Authorized:
100,000,000 common voting shares without par value
Issued:
13,325,505 common voting shares at September 30,
2004 and 15,130,005 common voting shares at
December 31, 2003	934,983	336,501

Contributed Capital	339,650	200,671

Subscriptions Received	-	190,816

Deficit Accumulated During the Exploration Stage	(1,530,539)	(958,486)
	(255,906)	(230,498)

	$31,189	$106,702

See accompanying notes to the financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
STATEMENT OF OPERATIONS AND DEFICIT
(Unaudited)
(Stated in Canadian Dollars)

					INCEPTION
					JUNE 16
	THREE MONTHS ENDED		NINE MONTHS ENDED		1995 TO
	SEPTEMBER 30		SEPTEMBER 30		SEPTEMBER 30
	2004	2003	2004	2003	2004

Revenue
Interest	$-	$-	$46	$-	$46

Expenses
Amortization	346	-	691	-	691
Consulting	29,034	3,000	59,715	3,000	62,715
Exploration and mineral
properties acquisition
costs	191,497	164,259	214,818	224,259	604,329
Interest expense	-	-	-	-	7,464
Management fees	-	-	-	-	225,000
Office and sundry	7,307	2,228	36,883	5,089	57,078
Professional fees	4,834	14,032	52,270	43,625	185,586
Rent	3,040	-	6,047	-	186,047
Stock-based
compensation	-	-	143,909	-	143,909
Telephone	1,494	-	6,229	-	6,229
Travel & promotion	17,691	7,263	51,537	7,263	51,537
	255,243	190,782	572,099	283,236	1,530,585

Loss for the Period	255,243	190,782	572,053	283,236	$1,530,539

Deficit, Beginning Of
Period	1,275,296	731,425	958,486	638,971

Deficit, End Of Period	$1,530,539	$922,207	$1,530,539	$922,207

Basic And Diluted Loss
Per Share	$0.02	$0.02	$0.04	$0.03

Weighted Average
Number Of Shares	16,751,048	11,380,005	16,293,600	8,390,994
Outstanding

See accompanying notes to the financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
STATEMENT OF CASH FLOWS
(Unaudited)
(Stated in Canadian Dollars)

					INCEPTION
					JUNE 16,
	THREE MONTHS ENDED		SIX MONTHS ENDED		1995 TO
	SEPTEMBER 30		SEPTEMBER 30		SEP. 30
	2004	2003	2004	2003	2004

Cash provided by (used in)

Operating Activities
Net loss for the period	$(255,243)	$(190,782)	$(572,053)	$(283,236)	$(1,530,539)
Items not involving cash:
Amortization	346	-	691	-	691

Changes in non-cash operating
working-capital
Advances & prepaid expenses	6,835	-	(1,084)	-	(1,084)
Goods & Services tax	(7,642)	-	(10,927)	-	(22,496)
Accounts payable	62,132	126,374	(36,301)	158,828	148,660
Accounts payable to related
parties	-	65,000	(13,805)	65,000	138,435
	(193,572)	592	(633,479)	(59,408)	(1,266,333)

Investing Activity
Capital assets	-	-	(7,845)	-	(7,845)
	-
Financing Activities
Contributed capital	7,500	-	138,979	-	339,650
Issue of capital stock	51,288	-	598,482	60,000	934,983
Subscriptions received	-	-	(190,816)	-	-
	58,788		546,645	60,000	1,274,633

Net Change in Cash	(134,784)	592	(94,679)	592	454

Cash, Beginning Of Period	135,238	-	95,133	-	-

Cash, End Of Period	$454	$592	$454	$592	$454
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:
During the period ended September 30, 2004, the Company issued 150,000 common shares at a fair value of $58,788 in connection with the acquisition of mineral property interests. During this period 3,750,000 escrow shares were returned to the treasury and their original issuance costs of $7,500 were credited to the contributed surplus. During this period the Company's contributed surplus increased by $143,909 due to grant of options to purchase 1,175,000 shares of the Company. Of this surplus, $12,430 was transferred to capital stock upon exercise of options to purchase 100,000 shares of the Company. During the period ended September 30, 2003, the Company issued 6,000,000 common shares at a fair value of $60,000 in connection with the mineral property option agreement.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(Unaudited)
(Stated in Canadian Dollars)

1.	BASIS OF PRESENTATION

The unaudited financial statements as of September 30, 2004 included herein have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. It is suggested that these financial statements be read in conjunction with the December 31, 2003 audited financial statements and notes thereto as these interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2003.

2.	SHARE CAPITAL

(a)
On February 6, 2004, the Company closed a private placement and issued 108,000 flow- through shares at a price of $0.22 per share, and 889,500 non flow-through units at a price of $0.22 per unit, for a total proceeds of $219,450. Each unit consists of one non-flow through common share and one-two year share purchase warrant. Each share purchase warrant will entitle the warrant holder to acquire one non-flow-through common share of the Company at $0.25 during the first year and $0.30 during the second year.

On June 8, 2004, the Company closed a private-placement to which the Company raised net proceeds of US$209,400 from the sale of 698,000 units at a price of US$0.30 per unit. Each unit consists of one common share and one two-year share purchase warrant. Each share purchase warrant will entitle the holder to acquire one common share of the Company at US$0.40.

During the period ended September 30, 2004, the Company issued 150,000 common shares at a fair value of $58,788 in connection with the acquisition of mineral property interests. During this period 3,750,000 escrow shares were returned to the treasury and their original issuance costs of $7,500 were credited to the contributed surplus. During this period the Company's contributed surplus increased by $143,909 due to grant of options to purchase 1,175,000 shares of the Company. Of this surplus, $12,430 was transferred to capital stock upon exercise of options to purchase 100,000 shares of the Company.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(Unaudited)
(Stated in Canadian Dollars)

2.	SHARE CAPITAL (continued)

	b)	Issued and Outstanding

	NUMBER
	OF SHARES	CONSIDERATION
Balance, December 31, 2003	15,130,005	$336,501
Issued/(cancelled) pursuant to:
Private placement of Feb. 6, 2004	997,500	219,450
Private placement of June 8, 2004	698,000	282,331
Exercise of options	100,000	32,983
Mineral property agreement	150,000	58,788
Escrow shares return to treasury	(3,750,000	(7,500)
Relieve contributed surplus for exercise of options	-	12,430
Balance, September 30, 2004	13,325,505	$934,983

c)	During the period ended September 30, 2004, the Company granted 1,175,000 stock options exercisable at US$0.25 per share over two years.

The fair value of the options granted during the period was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 3%, expected volatility of 84%, an expected option life of one year and no expected dividends. The weighted average fair value of the options was US$0.12 per share. Had the Company determined compensation cost based on the fair value at the date of grant for its employee/director stock options, the net loss would have increased by $62,154 for the period ended September 30, 2004. During the nine-month period ended September 30, 2004, the Company recognized stock-based compensation in the amount of $143,909. The following table illustrates the effect on the net loss per share as if the fair value method had been applied to all option awards in the period.

	Nine months ended Sep. 30,
	2004	2003
	$	$
Net loss- as reported	572,053	283,236
Deduct: Stock based compensation expense
Included in net loss - as reported	(143,909)	-
Add: Stock based compensation on a fair value basis	206,063	-

Pro-forma net loss for the period	634,207	283,236

Pro-forma net loss per share	$0.04	$0.03

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2004
(Unaudited)
(Stated in Canadian Dollars)

4.	RELATED PARTY TRANSACTIONS

	a)	During the period ended September 30, 2004 the Company paid or accrued $28,600 (2003- 1,000) in consulting fees to a director of the Company.

	b)	Accounts payable to related parties at September 30, 2004, of $138,435 (Dec. 31, 2003 - $152,240) is owing to a director and to a Company controlled by the same director.